Annual Report

Cover Page

Name of issuer:

Distilled Bath and Body, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 9/3/2017

Physical address of issuer:

309 S Summit View Dr
Unit 1
Fort Collins CO 80524

Website of issuer:

https://pitliquor.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

7

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$143,024.00	$12,896.00
Cash & Cash Equivalents:	$29,394.00	$5,074.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$215,078.00	$66,589.00
Long-term Debt:	$269,681.00	$163,709.00
Revenues/Sales:	$817,288.00	$287,521.00
Cost of Goods Sold:	$162,759.00	$136,147.00
Taxes Paid:	$0.00	$0.00
Net Income:	($241,642.00)	($110,202.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

   Distilled Bath and Body, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

   ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Neil Riddell	Self Employed	Noun Ventures	2021
Jason Feucht	COO	Distilled Bath and Body, Inc.	2017
Erica Feucht	CEO	Distilled Bath and Body, Inc.	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Carter Nance	CMO	2021
Shena Lee	Art Director + Brand Strategist	2021
Henry Mouton	COO	2021
Jason Feucht	Secretary	2017
Jason Feucht	Chief Innovations Officer	2017
Erica Feucht	CEO	2017
Erica Feucht	President	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Jason Feucht	1490000.0 Common	49.7
Erica Feucht	1510000.0 Common	50.3

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

   For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Marketing is an unpredictable beast. We are a marketing-based company and plan to offset that risk by delving into wholesale B2B sales with the funds from this raise, however, marketing is incredibly fluid at this time and it presents risk as well as reward, particularly during COVID. With that said, we have seen our business deemed an essential business during COVID and that bodes well.

COVID itself is a risk. We see the potential for problems all around and we acknowledge that we must stay ahead of changes so we ensure maximum available output for the company.

We need to constantly ensure we remain aware of shipping regulations involving alcohol. It is an ever-shifting landscape and running up against those risks is a reality we work hard to remain on top of.

A very real risk we've felt since our founding is moving too slowly for the pace of the market we're in. If we can move quickly enough, we can capture a massive win as the market is opening up, but we are not the only ones in our space. We must act before other companies can take our traction. Our company is the only one like it in the deodorant space and we need to capitalize on our uniqueness so we can make the biggest waves. For that, we need expediency.

Growth is difficult for companies, as we grow, we are being mindful of our culture and aware of the fact that growth is hard on company culture. We want to alleviate those risks with guidance from those who've gone before us and we're working with TrueSpace to ensure we can make the most of the growth potential we have.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	5,000,000	3,000,000	Yes ▾

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	500,000

24. Describe the material terms of any indebtedness of the issuer.

Loan

Lender	SBA
Issue date	05/25/20
Amount	$67,000.00
Outstanding principal plus interest	$25,006.00 as of 03/07/22
Interest rate	3.75% per annum
Maturity date	05/26/40
Current with payments	Yes

This is the EIDL. It will cost about $300/mo

Loan

Lender	Evan Turner
Issue date	12/13/21
Amount	$830,000.00
Outstanding principal plus interest	$66,468.00 as of 03/07/22
Interest rate	14.0% per annum
Maturity date	12/01/23
Current with payments	Yes

We will be paying off this debt with this raise. This lender has been very flexible with the terms of this loan. The loan was a bridge loan to funding, but the company will not

the terms of this loan. The loan was a bridge loan to funding, but the company will not be exercising further VC funding with this pivot to profitability. Paying off this debt will enable the company to behave profitably and grow without waiting on fundraises.

Loan

Lender	Fundbox
Issue date	12/14/21
Amount	$26,000.00
Outstanding principal plus interest	$13,263.00 as of 03/07/22
Interest rate	50.0% per annum
Maturity date	05/24/22

This was short term bridge financing between raises. Any remaining balance will be paid with this raise. This is a fee based loan rather than interest, but the fee works out to the annual interest rate above.

Loan

Lender	Shopify Capital
Issue date	02/22/22
Amount	$110,000.00
Outstanding principal plus interest	$116,513.00 as of 03/07/22
Interest rate	10.0% per annum
Maturity date	02/20/23
Current with payments	Yes

This is short term debt financing through Shopify to bridge the gap between funding. This will be paid off with the raise

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
10/2018	Section 4(a)(2)	SAFE	$20,000	General operations
10/2018	Section 4(a)(2)	SAFE	$15,000	General operations
10/2018	Section 4(a)(2)	SAFE	$5,000	General operations
1/2019	Section 4(a)(2)	SAFE	$60,000	General operations
4/2019	Section 4(a)(2)	SAFE	$10,000	General operations
5/2019	Section 4(a)(2)	SAFE	$8,000	General operations
6/2019	Section 4(a)(2)	SAFE	$38,000	General operations
1/2020	Section 4(a)(2)	SAFE	$10,000	General operations
1/2020	Section 4(a)(2)	SAFE	$10,000	General operations
1/2020	Section 4(a)(2)	SAFE	$15,000	General operations
10/2020	Regulation D, Rule 506(b)	SAFE	$20,000	General operations
11/2021	Regulation D, Rule 506(b)	SAFE	$115,000	General operations
11/2021	Regulation D, Rule 506(b)	SAFE	$50,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	John Elliott Moffatt, II and Lori Lynn Moffatt
Amount Invested	$20,000.00
Transaction type	Safe
Issue date	10/14/18
Valuation cap	$625,000.00
Uncapped note	Yes

Relationship	Parents of CEO
Name	Gary Lee Feucht Trust dated February 3, 2012 and The Linda Gayle Feucht Trust dated February 3, 2012
Amount Invested	$5,000.00
Transaction type	Safe
Issue date	10/25/18
Valuation cap	$625,000.00
Uncapped note	Yes
Relationship	Parents of CIO

Name	Gary Lee Feucht Trust dated February 3, 2012 and The Linda Gayle Feucht Trust dated February 3, 2012
Amount Invested	$10,000.00
Transaction type	Safe
Issue date	04/03/19
Uncapped note	Yes
Relationship	Parents of CIO

Name	Gary Lee Feucht Trust dated February 3, 2012 and The Linda Gayle Feucht Trust dated February 3, 2012
Amount Invested	$10,000.00
Transaction type	Safe
Issue date	01/05/20
Uncapped note	Yes
Relationship	Parents of CIO

Name	Gary and Linda Feucht
Amount Invested	$20,000.00
Transaction type	Safe
Issue date	10/16/20
Valuation cap	$5,750,000.00
Relationship	Parents of CIO

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We manufacture, market, sell, and distribute natural deodorant made from overproof whiskey and spirits, herbs, essential oils, and teas. PL is a total

reinvention of deodorant. We didn't benchmark against existing products - we started from scratch relying on doctors and materials science to create the best possible formulations. We are fully integrated so we can control every step of the process from packaging that is sustainable to ingredients that are so pure that you could eat them.

In 5 years, we should easily be between $15M and $20M in annual revenue, profitable, and able to take our pick of acquisition options, if not already sold. We will be the most recognizable and differentiated deodorant in the market.

Milestones

Distilled Bath and Body, Inc. was incorporated in the State of Delaware in September 2017.

Since then, we have:

- $1.2mm Revenue LY; 50% YOY Growth

- Q4 77% YOY Growth

- Category Growth 14+%

- 38,000+ Email Subscribers

- Recently passed 1 million site visits

- 60,000 customers

- 1500 5-Star Reviews

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $817,288 compared to the year ended December 31, 2019, when the Company had revenues of $287,521. Our gross margin was 80.09% in fiscal year 2021, compared to 52.65% in 2020.

- *Assets.* As of December 31, 2020, the Company had total assets of $143,024, including $29,394 in cash. As of December 31, 2019, the Company had $12,896 in total assets, including $5,074 in cash.

- *Net Loss.* The Company has had net losses of $241,642 and net losses of $110,202 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.

- *Liabilities.* The Company's liabilities totaled $484,759 for the fiscal year ended December 31, 2020 and $230,298 for the fiscal year ended December 31, 2019.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $1,246,400 in debt and $376,000 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Distilled Bath and Body, Inc. cash in hand is $103,505, as of February 2022. Over the last three months, revenues have averaged $105,109/month, cost of goods sold has averaged $20,055/month, and operational expenses have averaged $213,275/month, for an average burn rate of $128,221 per month. Our intent is to be profitable in 6 months.

We saw 43% growth YOY in 2021. We also spent up a lot testing the waters to find our ideal growth environment. In early 2021, we were able to predictably grow, then iOS14 hit and changed the marketing landscape. We still grew significantly. We are pulling back on our spend in those areas and putting our focus on wholesale and a proprietary channel support for sampling and winning on a local basis. We are in position to reduce expenses and operate profitably. We are in the middle of that pivot now. From a profitable place, we can really dig in and study our impact on wholesale pull-through to ensure we find a winning strategy to push forward into more geographies once the most successful strategy is defined. In 2021 our focus was on maximizing marketing spend to achieve radical revenue growth, in 2022 our focus is on sustainable growth through a balanced budget and debt reduction.

We expect to grow about 8%-10%/month for the coming year. We will be using wholesale efforts as well as marketing efforts to achieve this scaling. Projected revenue in next 6 months is $649,700. Projected expenses in the next 6 months are $555,300.

We are working towards profitability now. We need to raise at least $500K to achieve profitability. This funding will be spent to ensure we pay off existing contracts and debts and streamline our internal operations to achieve profitability.

In the past year, we devoted a majority of our capital to branding and marketing in order to achieve our target of 3x revenue. In this strategy our expenses far exceeded our revenue as we were focused on accelerated top line growth at the expense of profit. Because of the challenges in digital marketing with ios14 update, we did not achieve targeted revenue so we are currently pivoting. We cut marketing spend from $65K/month to $16K/month already and revenue has held fairly steady. We're eliminating excess spend to become streamlined. We are modifying our strategy to focus on sustainable growth by balancing revenue and expenses, growing our wholesale business, and growing the Amazon channel along with a new strategy geared toward influencer marketing. With our current pivot, we will be operating on a balanced budget by the end of May 2022. We are projecting 40% growth YOY.

We have cash in the bank and we have a few lenders that we work with. We have short term loans from traditional lending sources and also a private debt lender. We are refinancing the private debt with a low interest long term EIDL loan from the SBA in order to reduce burn rate. Through the combination of short term financing, refinancing the larger loan, reducing our expenses and revenue growth we have the resources needed to cover our burn rate through the raise period. Burn rate for the last 30 days is $94K, and with operational changes and projected revenue burn rate estimated at $56K for the next 30 days. The funding from the EIDL loan, the adjustments to expenses, and the projected revenue will cover the short term burn rate throughout the campaign. As we move to fund operations with revenue, pay off the lenders and contractors, and eliminate deficit spending this will allow us to build up capital for future growth.

Any projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Erica Feucht, certify that:

(1) the financial statements of Distilled Bath and Body, Inc. included in this Form are true and complete in all material respects ; and

(2) the tax return information of Distilled Bath and Body, Inc. included in this Form reflects accurately the information reported on the tax return for Distilled Bath and Body, Inc. filed for the most recently completed fiscal year.

Erica Feucht
CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identity of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://distilledbathandbody.com/use/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Carter Nance
Erica Feucht
Henry Mouton
Jason Feucht
Neil Riddell
Shena Lee

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Early Bird SAFE (Simple Agreement for Future Equity)

SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Carter Nance

Erica Feucht

Henry Mouton

Jason Feucht

Neil Riddell

Shena Lee

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Distilled Bath and Body, Inc.

By

Erica L Feucht

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Jason Feucht

CIO
3/17/2022

Erica L Feucht

CEO
3/17/2022

The Annual Report must be signed by the issuer, its principal executive officer or officers, its

principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.